SEC
Mail Processing
Section

FEB 2 7 2019

Washington DC
413



19003243

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/2018</u> AND ENDING <u>12/31/2018</u>

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Desjardins Securities International Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peel Street, suite 300

(No. and Street)

MONTREAL   **Quebec**   **CANADA**   **H3B 0A9**

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Antonio Lombardi (514) 985-1847

                                                          (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richter S.E.N.C.R.L /LLP

(Name – *if individual, state last, first, middle name*)

1981 McGill College	**Montreal**	**Quebec, canada**	**H3A 0G6**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Antonio Lombardi__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Desjardins Securities International Inc.__ , as of __February__ , 20__19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

$\int\!\!\!\int\!\!\!\int$ ~~Mbrhi~~ LAWYER, 199090
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RICHTER

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Desjardins Securities International Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Desjardins Securities International Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Desjardins Securities International Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) (the "exemption provisions") and (2) Desjardins Securities International Inc. stated that Desjardins Securities International Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Desjardins Securities International Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Desjardins Securities International Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richter LLP[1]

Montreal, Québec
February 18, 2019

---

[1]CPA auditor, CA, public accountancy permit No. A110982

MONTRÉAL

1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO

181 Bay St., #3320
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO

200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA

RICHTER '

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Desjardins Securities International Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Desjardins Securities International Inc. for the year ended December 31, 2018, which were agreed to by Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2018. Management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries of $1,251 and $1,139, noting no difference.

2. Compared the Total Revenue amount reported on 2/2a of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total Revenue amount of $1,682,566 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018 and noted no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 5, net gain from securities in investment accounts, of $107,060 to the trial balance of the Company as at December 31, 2018, noting no difference.

    b. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $27,533 to the addition of the balances; gain and loss on foreign exchanges and interest income, as included in the trial balance of the Company as at December 31, 2018, noting no difference.

    c. Compared deductions on line 9, total interest and dividend expense, of $9,921 to the trial balance of the Company as at December 31, 2018, noting no difference.

MONTRÉAL

1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO

181 Bay St., #3320
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO

200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $1,593,119 and $2,390, respectively of the Form SIPC-7, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Richter LLP

Montreal, Québec
February 18, 2019

[1]CPA auditor, CA, public accountancy permit No. A110982



Desjardins
Capital Markets

January 30, 2019

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6

Re: Exemption Report

In compliance with SEA Rule 17a-5(d), Desjardins Securities International Inc. ("the Firm") attests that it claims an exemption to SEA Rule 15c3-3(k). The Firm operates pursuant to SEA Rule 15c3-3(k)(2)(ii) and is an introducing firm clearing through Pershing LLC.

To the best knowledge and belief of Desjardins Securities International Inc., the exemption provisions of Rule 15c3-3(k)(2)(ii), without exception, have been met during the most recent fiscal year 2018.

On behalf of the Board of directors

...., Chief Compliance Officer
Radek Loudin

...., Chief operating Officer
Pierre-Louis Robichaud

Head Office
1170 Peel Street
Suite 300
Montreal, Quebec H3B 0A9
514-841-1273
Fax: 514-281-7239

Securities offered through
Desjardins Securities International Inc.
member FINRA, SIPC

RICHTER

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Desjardins Securities International Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Desjardins Securities International Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows, for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States ("US GAAP").

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Desjardins Securities International Inc.'s financial statements. The schedule of computation of net capital is the responsibility of Desjardins Securities International Inc.'s management. Our audit procedures included determining whether the schedule of computation of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the schedule of computation of net capital.

1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO

181 Bay St., #3320
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO

200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA

In forming our opinion on the schedule of computation of net capital, we evaluated whether the schedule of computation of net capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the schedule of computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Richter LLP[1]

Montreal, Québec
February 18, 2019

[1] CPA auditor, CA, public accountancy permit No. A110982



Desjardins Securities International Inc.

Financial Statements

December 31, 2018 and 2017

(stated in U.S. dollars)

Table of Contents

DESJARDINS SECURITIES INTERNATIONAL INC.
Balance Sheets
As at December 31
(stated in U.S. dollars)

	Notes	2018	2017
ASSETS			
Cash and cash equivalents		$ 7,410,408	$ 6,622,612
Amounts receivable			
From broker-dealers and counterparties		541,525	643,036
Income tax receivable		-	17,857
Research receivables		5,500	40,063
		547,025	700,956
Other assets			
Deposit		100,000	100,000
Prepaid expenses		45,893	43,042
Deferred tax asset		237	443
		146,130	143,485
		$ 8,103,563	$ 7,467,053
LIABILITIES			
Amounts payable			
To broker-dealers and counterparties		$ 174	$ 9,664
Accounts payable and accrued liabilities		86,756	57,445
To parent company and affiliates, without interest or reimbursement terms	6	41,977	77,026
Income tax payable		216,132	-
		345,039	144,135
SHAREHOLDER'S EQUITY	5	7,758,524	7,322,918
		$ 8,103,563	$ 7,467,053

See accompanying notes to the Financial Statements.

On behalf of the Board of Directors

...., Director
Jean-Yves Bourgeois

...., Director
Radek Loudin

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Operations
For the years ended December 31, 2018 and 2017
(stated in U.S. dollars)

	Notes	2018	2017
Revenue			
Commissions		$ 1,028,846	$ 1,197,792
Research services		574,194	629,382
Foreign exchange		(32,156)	26,794
Net interest		101,761	41,454
		1,672,645	1,895,422
Operation and administration			
Management fees	6	457,185	555,664
Clearing and regulatory fees		82,503	92,229
Business development costs		190,682	80,500
Professional fees		87,854	79,508
Other		26,163	24,673
		844,387	832,574
Income before income taxes		828,258	1,062,848
Income tax expense	4	392,652	162,840
Net income		$ 435,606	$ 900,008

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Changes in Shareholder's Equity
For the years ended December 31, 2018 and 2017
(stated in U.S. dollars)

	Share capital	Retained earnings	Total
Balance as at December 31, 2016	$ 3,214,763	$ 3,208,147	$ 6,422,910
Net income	-	900,008	900,008
Balance as at December 31, 2017	$ 3,214,763	$ 4,108,155	$ 7,322,918
Net income	-	435,606	435,606
Balance as at December 31, 2018	$ 3,214,763	$ 4,543,761	$ 7,758,524

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Cash Flows
For the years ended December 31, 2018 and 2017
(stated in U.S. dollars)

	2018	2017
Operating activities		
Net income	$ 435,606	$ 900,008
Deferred tax	206	5
Change in operating assets and liabilities:		
Amounts receivable from and payable to broker-dealers and counterparties, net	92,021	392,510
Amounts receivable	34,563	(6,812)
Other assets	(2,851)	(9,210)
Accounts payable and accrued liabilities	29,311	7,446
Income taxes payable	233,989	54,145
	822,845	1,338,092
Financing activities		
Amounts payable to parent company	(35,049)	(66,692)
	(35,049)	(66,692)
Increase in cash and cash equivalents	787,796	1,271,400
Cash and cash equivalents, beginning of year	6,622,612	5,351,212
Cash and cash equivalents, end of year	$ 7,410,408	$ 6,622,612
Cash and cash equivalents consist of:		
Cash	892,770	427,510
Money market investments	6,517,638	6,195,102
Cash and cash equivalents, end of year	$ 7,410,408	$ 6,622,612

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2018 and 2017
(stated in U.S. dollars)

1. Description of Business

Desjardins Securities International Inc. (the Company), was incorporated on January 24, 2001 under the *Canada Business Corporations Act.* The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and *US Securities and Exchange Commission* (SEC), and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through its clearing firm, Pershing LLC. Desjardins Securities International Inc. does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of the Federation des caisses Desjardins du Quebec (the Federation). The Company's head office is located at 1170 Peel Street, Suite 300, Montreal, Quebec, Canada, H3B 0A9.

2. Adoption of New Accounting Policies

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration (the transaction price) the Company expects to receive in exchange for those promised services.

The Company's accounting policies for its revenue sources are disclosed in Note 3. The application of ASC 606 did not have a material effect on the Company's Financial Statements.

The FASB issued ASU 2016-18, Statement of Cash Flows, which requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted or restricted cash equivalents. The statement is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of this statement did not have a material effect on the Company's Financial Statements.

The FASB issued ASU 2016-15, Statement of Cash Flows, which clarifies how certain cash receipts and payments are to be presented in the Statement of cash flows. The statement is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of this statement did not have a material effect on the Company's Financial Statements.

3. Significant Accounting Policies

These Financial Statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States ("US GAAP").

a) Use of Estimates

The preparation of the Financial Statements in accordance with US GAAP requires management to make estimates and assumptions which affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. These estimates are based on judgment and the best available information at the time. Therefore, actual results may differ from these estimates. There were no significant estimates during 2018 and 2017.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2018 and 2017
(stated in U.S. dollars)

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial Instruments

The Company classifies its financial assets in the category "Loans and receivables". Financial liabilities are classified in the category "Other".

All financial assets and liabilities are initially recognized at fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

After the initial recognition, financial assets and liabilities are subsequently carried at amortized cost under the effective interest rate method. The carrying value of these financial assets and liabilities approximates their fair value.

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

e) Accounts receivable

The Company accounts for trade receivables at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. The Company writes off trade receivables when they are deemed uncollectible. As of and for the year ended December 31, 2018, there were no allowances or write-offs recorded.

f) Foreign Currency Translation

The Company's functional and presentation currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the transaction date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from the translation of foreign currencies are included in "Revenue - Foreign exchange" in the Statements of Operations.

g) Revenue Recognition

Accounting policy applicable since January 1, 2018

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

– *Brokerage commissions* are charged to customers for order execution services and trade clearing and settlement services.

  The Company recognizes revenue at the time of execution of the order (i.e. trade date). Commissions are generally collected from cleared customers on trade date.

– *Research fees* are charged to customers for financial information, analysis and research to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectibility is reasonably assured, generally in arrears.

The Company also earns revenues from other sources including interest revenue earned on the cash balances and money market investments recognized based on the effective interest rate method, and foreign exchange gains or losses resulting from translation of transactions denominated in foreign currencies.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2018 and 2017
(stated in U.S. dollars)

Accounting policy applicable before January 1, 2018

The Company's principal sources of revenue consist of brokerage commissions, research fees, gains or losses on foreign translation and interest income.

The Company records its brokerage commissions on a trade date basis. The Company provides financial information, analysis and research to its clients. The Company recognizes its research revenues when they are earned, specifically when services are provided under the engagement terms, amounts can be determined, and collectability is reasonably assured. Foreign exchange gains or losses result from translation of transactions denominated in foreign currencies. Net interest revenue consists of interest earned on the Company's cash balances and money market investments. Interest revenue is recognized based on the effective interest rate method.

h) Deposit

The Company operates pursuant to Security and Exchange Act Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer on a fully disclosed basis through its clearing firm, Pershing LLC. This organisation requires a clearing deposit of $100,000.

i) Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current year and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting dates.

Deferred Tax

Deferred taxes are accounted for using the liability method. This method requires that deferred taxes reflect the expected deferred tax effect of all temporary differences at the reporting date between the carrying amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized when it is more likely than not that they will be realized.

j) Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statements and through February 18, 2019 and determined that there were no material events or transactions that would require recognition in these Financial Statements.

4. Income Taxes

a) Income Tax Expense

	2018	2017
Current	$ 392,446	$ 162,835
Deferred	206	5
	$ 392,652	$ 162,840

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2018 and 2017
(stated in U.S. dollars)

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The Company's income tax expense recorded in the Statements of Operations differs from the amount that would be computed by applying the Canadian statutory tax rates as a result of the following:

	2018	2017
Income taxes at the Canadian combined statutory rate of 26.70% (26.80% in 2017)	$ 221,145	$ 284,843
Change in income taxes resulting from:		
Non-deductible expenses and other	4,292	2,193
Adjustments in respect of current tax	(3,319)	1,667
Exchange remeasurement of current income taxes	(2,409)	271
Income taxes on foreign exchange gains on account of capital	172,943	(126,134)
Income tax expense	$ 392,652	$ 162,840

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2015 to 2017.

The Company has no accrual for uncertain tax positions.

5. Shareholder's Equity

a) Authorized Share Capital

- an unlimited number of voting and participating Class A shares, without par value;
- an unlimited number of non-voting, participating Class B shares, convertible to Series D shares, without par value;
- an unlimited number of voting, non-participating Class C shares, without par value;
- an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;
- an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share Capital Issued

	2018	2017
4,075,000 Series A common shares	$ 3,214,763	$ 3,214,763

c) Capital Management

As a FINRA and SEC registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. As of December 31, 2018, the Company has a net capital of $6,332,641 which exceeds the required net capital of $100,000 by $6,232,641 (see Note 8).

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2018 and 2017
(stated in U.S. dollars)

6. Related Party Transactions

The related party balances set forth in the table below result from transactions between the Company and the parent company and affiliates from Desjardins Group, in the normal course of business, as part of its operations. These transactions are measured at the exchange value which is the consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

	2018	2017
Management fees (parent company)[1]	$ 457,185	$ 555,664
Cash (affiliates)	869,030	426,041
Amounts payable to the parent company	41,977	77,026

[1] Management fees consist of various services and facilities, as agreed upon in the expense sharing agreement.

7. Financial Risk Management

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of credit, liquidity and market risks.

a) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

b) Liquidity risk

Liquidity risk is the risk that the Company cannot quickly convert its assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual terms to maturity:

Financial liability	December 31, 2018	December 31, 2017	Contractual term to maturity
To broker-dealers and counterparties	$ 174	$ 9,664	Due within one year
Accounts payable and accrued liabilities	86,756	57,445	Due within one year
To parent company and affiliates	41,977	77,026	On demand

c) Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company is primarily exposed to foreign exchange risk.

Foreign exchange risk arises from the possibility that changes in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments used to reduce the foreign exchange risk.

In addition, earnings are subject to Canadian income taxes measured and paid in Canadian dollars. The Company translates its U.S. denominated Financial Statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the changes in foreign exchange rates, this exposes the Company to significant fluctuations in the amount of taxes to be paid.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2018 and 2017
(stated in U.S. dollars)

8. Schedule of Computation of Net Capital

	2018
Total shareholder's equity as at December 31, 2018	$ 7,758,524
Deduct non-allowable assets	
Cash (affiliates)	869,030
Receivable from broker-dealers and counterparties	459,311
Other receivables	51,393
Deferred tax asset	237
	1,379,971
Other deductions - Insurance deductible margin on securities position and foreign exchange margin	45,912
Net capital	6,332,641
Computation of aggregate indebtedness to net capital requirements	
Required minimum net capital: the greater of:	
i) $100,000 or	
ii) 6⅔% of aggregate indebtedness of $344,864	100,000
Excess net capital	$ 6,232,641
Ratio: Aggregate Indebtedness to net capital	0.0545 to 1

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k)(2)(ii) of that Rule. There are no material differences between the above computation and the corresponding computation prepared by the Company and included in the unaudited Part II Focus Report, as filed on January 21, 2019.